

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Paul O'Brien
Chief Executive Officer
MariaDB plc
699 Veterans Blvd
Redwood City, CA 94063

> **Re: MariaDB plc**
> **Schedule 14D-9/A filed June 24, 2024**
> **File No. 005-93845**

Dear Paul O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Capitalized terms not defined herein have the same meaning as in your filing.

Schedule 14D-9/A filed June 24, 2024

General

1. We note your response to prior comment 1 and your reference to illustration 2 in Question and Answer No. 5 in Exchange Act Release No. 17719 (April 13, 1981). Such illustration does not appear to speak to any particular "engagement" on the part of the target company. Please expand your response to explain why that illustration is relevant to your particular facts and circumstances given the more active role MariaDB appeared to play in this transaction. In this regard, we note Bidco's response letter dated June 24, 2024, in which Bidco makes the following statements:

    - "MariaDB suggested that K1 engage with certain shareholders..."
    - "MariaDB also connected K1 with Gordon Caplan as representative of this group of shareholders."
    - "K1, through Lazard, reached out to [additional shareholders] after being provided

with relevant contact details by MariaDB."

Background of the Offer, page 5

2.   We note your response to prior comment 4 and reissue the comment with regard to the reference to "a representative of K1" in the second paragraph of page 6.

3.   Please expand your response to prior comment 8 to disclose MariaDB's role in the discussions between representatives of K1 and "certain MariaDB shareholders" that took place between late February and late March 2024, as described on page 9.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 201-551-8094.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions